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Something Sweet Bake Shoppe is not accepting investment.

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Women-ownedMinority-ownedEmployee-ownedBlack-owned
Something Sweet Bake Shoppe

Bakery

Arlington, TX 76005
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Discussion
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Early Investor Bonus: The investment multiple is increased to 1.4× for the next $50,000 invested.
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THE PITCH
Something Sweet Bake Shoppe is seeking investment to open our first storefront in Arlington, TX.
First Location
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INVESTOR PERKS

Something Sweet Bake Shoppe is offering perks to investors. You earn perks based on your total investment amount in this business.

Something Sweet Bake Shoppe Perks
Invest $10,000 or more to qualify. 12 of 12 remaining

With a minimum investment of $10,000 you'll receive an exclusive grand opening experience, plus the following perks after our storefront is open, until your investment reaches its maturity date:

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OUR STORY

Like many of us, owner Kynara Davis tapped into a childhood passion during the pandemic. On July 7, 2020, Kynara Davis established Kynara's Kitchen as a home-based baker. Since then, business has evolved into operating in a commercial ghost kitchen as Something Sweet Bake Shoppe.

Kynara learned her way around the kitchen at a very early age, and she gleaned from her mother, grandmother, and aunts, who are all gifted where food is concerned.
Throughout the pandemic, Kynara's Kitchen continued to operate as home-based, and provided menu items that included custom cakes, wedding cakes, dessert-style cakes, cupcakes, and cookies.
After over a year of being in business, Kynara's Kitchen decided to rebrand in October of 2021, as Something Sweet Bake Shoppe.
The new name was created in honor of Kynara's grandmother - Lela Mae Davis, who's known for saying, "I wish I had something sweet," when she's in the mood for dessert. Even in her 90s, she still enjoys cakes, pies, or cookies after a good meal. The name is a reminder of Kynara's southern roots, and a continuation of the legacy Mrs. Lela Mae has created in the kitchen for her family.
On October 1, 2022, Something Sweet Bake Shoppe entered a partnership with Cup o' Vibes coffee shop, located in Arlington, TX.
Something Sweet Bake Shoppe purchased a commercial oven, 20 qt mixer, worktop freezer, and other supplies, in order to provide wholesale baked goods exclusively to Cup o' Vibes to resell on their menu.
In addition to the wholesale agreement, Something Sweet Bake Shoppe agreed to a facility agreement to utilize the kitchen space outside of CoV business hours at $14/hour for 30 hours per month.
The agreement also allowed clients the opportunity to order online at www.something-sweet.co and pick-up in store at CoV.
Less than a year into the partnership, Something Sweet Bake Shoppe soon realized that the demand far outweighed the amount of orders that could physically be produced in the space.
Today we are seeking funding through grants, investors, donations, and small business loans to open our first storefront by 2025.
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THE TEAM

Kynara Davis
Owner

Kynara Davis is an entrepreneur and strategic HR professional with over 8 years of experience. Her academic achievements include a Bachelor's degree in Business Administration & Management from the University of Texas at Arlington and a Master's degree in Professional Development & Leadership Studies from Dallas Baptist University. Kynara is also a Certified Prosci Change Management Practitioner and a Certified Change Management Trainer.

Beyond her career, Kynara is the proud owner of Something Sweet Bake Shoppe in Arlington, Texas. She specializes in custom celebration cakes and something sweet for any occasion. Her journey started as a home-based business and has evolved into operating from a commercial kitchen on an appointment-only basis. As the business continues to grow, Kynara envisions expanding Something Sweet Bake Shoppe into a brick and mortar storefront, and establishing a stronger presence in the American Dream City.

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PRESS
ARLINGTON EATS: CELEBRATING NATIONAL HOMEMADE COOKIES DAY WITH SOMETHING SWEET BAKE SHOPPE

It's love at first bite, as Arlington Eats host Jeremy Thomas heads to the kitchen with Something Sweet Bake Shoppe for National Homemade Cookies Day.

Mavs Business Assist

As part of Mavs Take ACTION!, the Dallas Mavericks developed Mavs Business Assist, which will empower 100 diverse entrepreneurs by giving them free access to the knowledge, tools, and support they need to succeed and grow their businesses.

Leadership Arlington Texas - Best Class Ever 2023

Kynara was a 2023 graduate of Leadership Arlington. This program is an excellent opportunity to develop your leadership skills, learn more about the Arlington community, and to build your network of fellow community leaders.

2023 EAT YOUR ART OUT EXHIBIT

Eat Your Art Out is a night held in the museum where bakers from all over the metroplex join with a masterpiece of their own creation that guests will be able to indulge themselves in. Both with their eyes, as well as their tastebuds!

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SOMETHING SWEET BAKE SHOPPE RENDERING
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3,000 people
Social Media Followers
$41,416
Projected Monthly Revenue
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PHOTO GALLERY
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PITCH DECK
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Commercial Space - Construction Phase 1 $73,750
Architectural Fees & Services $9,500
Emergency Fund $10,000
Mainvest Compensation $6,750
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $497,000 $531,790 $558,380 $586,298 $603,886

EXPENSES

Rent $60,000 $61,500 $63,037 $64,612 $66,227
Subscriptions $9,000 $9,225 $9,455 $9,691 $9,933
Accountant, Freelancers, Contractors $30,000 $30,750 $31,518 $32,305 $33,112
License and permits $53,400 $54,735 $56,103 $57,505 $58,942
Transportation $7,800 $7,995 $8,194 $8,398 $8,607
POS System $5,040 $5,166 $5,295 $5,427 $5,562
Membership fees $2,250 $2,306 $2,363 $2,422 $2,482
Payroll $184,320 $188,928 $193,651 $198,492 $203,454
Inventory and Supplies $36,000 $36,900 $37,822 $38,767 $39,736
Operating Profit $109,190 $134,285 $150,942 $168,679 $175,831

This information is provided by Something Sweet Bake Shoppe. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2022 Balance Sheet
2022 Income Statement
2023 Balance Sheet
Investment Round Status
Target Raise $100,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends January 26th, 2024
Summary of Terms
Legal Business Name Something Sweet Bake Shoppe
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.4×
Investment Multiple 1.3×
Business's Revenue Share 3%-3.7%
Minimum Investment Amount $1,000
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2031
Financial Condition
Historical milestones

Kynara Davis discovered her way around the kitchen at a very young age with her mother, grandmother, and aunts. Southern, homemade meals and desserts from scratch were the norm in her childhood home located in Malakoff, Texas. Like many of us, Kynara tapped into one of her childhood passions during the pandemic. On July 7, 2020, Kynara Davis established Kynara's Kitchen as a home-based baking business. Since then, business has evolved into operating in a commercial ghost kitchen as Something Sweet Bake Shoppe.

Throughout the pandemic, Kynara's Kitchen continued to operate as a home-based business, and provided menu items that included custom cakes, wedding cakes, dessert-style cakes, cupcakes, and cookies. After being in business for over a year, Kynara's Kitchen rebranded in October of 2021, as Something Sweet Bake Shoppe. The new name is in honor of her grandmother, Lela Mae Davis, who's known for saying, "I wish I had Something Sweet," when she's in the mood for dessert. Even in her 90s, she still enjoys cakes, pies, or cookies after a good meal. The name is dedicated to continuing the legacy Lela has created in the kitchen for her family.

Over the next year, the brand continued to grow, and on October 1, 2022, Something Sweet Bake Shoppe entered a partnership with Cup o' Vibes coffee shop, located at 800 E. Sublett Rd. Suite 170 Arlington, TX 76018. The process included obtaining a food manager certification, and a food wholesale license, to transition from operating in a home based environment to a commercial space. In addition, Something Sweet Bake Shoppe purchased a full size electric commercial oven, 20 qt mixer, worktop freezer, and other supplies to operate in the commercial kitchen space. Something Sweet Bake Shoppe currently provides blueberry muffins, banana nut muffins, cranberry almond muffins, and chocolate chip cookies to Cup o' Vibes at a wholesale rate. In addition to the wholesale agreement, Something Sweet Bake Shoppe has a monthly kitchen facility agreement to utilize the commercial kitchen space outside of CoV business hours at $14/hour for 30 hours per month.

As a solo entrepreneur, Kynara dedicates an average of 30 hours per month in production to operate Something Sweet Bake Shoppe as an online, by appointment only bake shoppe. Responsibilities include baking, cake decorating, responding to inquiries, scheduling consultations, purchasing inventory and supplies, completing order deliveries, attending trade shows, marketing and social media management, photography, videography, and the best part: "quality control".

Less than a year into the partnership with Cup o' Vibes, Something Sweet Bake Shoppe soon realized that the demand far outweighed the amount of orders that could physically be produced in the available CoV kitchen space. In fact, Something Sweet Bake Shoppe reached a milestone of over $6,000 in monthly gross sales May 1st through May 31st, 2023, while only producing at 30 hours per month. With a storefront and support staff open 7 days a week for roughly 256 hours per month, there is a projection of over $41,000 in monthly sales and $497,000 in annual revenue.

Forecasted milestones

Something Sweet Bake Shoppe forecasts the following milestones:

Collect $330,000 in funding by Q1 2024

Secure a high traffic commercial space in North Arlington near the Entertainment District by March 2024

Partner with VLK Architects for blueprints and architectural services

Secure contractors and begin construction by April 2024

Purchase commercial kitchen equipment by June 2024

Execute Engagement Strategies - TBD

Finalize construction buildout by October 2024

Hire and train the dream team - TBD

Grand Opening Celebration - TBD

Achieve $497,000 in annual revenue

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Something Sweet Bake Shoppe to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Something Sweet Bake Shoppe operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Something Sweet Bake Shoppe competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Something Sweet Bake Shoppe's core business or the inability to compete successfully against the with other competitors could negatively affect Something Sweet Bake Shoppe's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Something Sweet Bake Shoppe's management or vote on and/or influence any managerial decisions regarding Something Sweet Bake Shoppe. Furthermore, if the founders or other key personnel of Something Sweet Bake Shoppe were to leave Something Sweet Bake Shoppe or become unable to work, Something Sweet Bake Shoppe (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Something Sweet Bake Shoppe and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Something Sweet Bake Shoppe is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Something Sweet Bake Shoppe might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Something Sweet Bake Shoppe is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Something Sweet Bake Shoppe

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Something Sweet Bake Shoppe's financial performance or ability to continue to operate. In the event Something Sweet Bake Shoppe ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Something Sweet Bake Shoppe nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Something Sweet Bake Shoppe will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Something Sweet Bake Shoppe is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Something Sweet Bake Shoppe will carry some insurance, Something Sweet Bake Shoppe may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Something Sweet Bake Shoppe could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Something Sweet Bake Shoppe's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Something Sweet Bake Shoppe's management will coincide: you both want Something Sweet Bake Shoppe to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Something Sweet Bake Shoppe to act conservative to make sure they are best equipped to repay the Note obligations, while Something Sweet Bake Shoppe might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Something Sweet Bake Shoppe needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Something Sweet Bake Shoppe or management), which is responsible for monitoring Something Sweet Bake Shoppe's compliance with the law. Something Sweet Bake Shoppe will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Something Sweet Bake Shoppe is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Something Sweet Bake Shoppe fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Something Sweet Bake Shoppe, and the revenue of Something Sweet Bake Shoppe can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Something Sweet Bake Shoppe to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Something Sweet Bake Shoppe. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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